SWK Holdings Corporation

14755 Preston Road, Suite 105

Dallas, TX 75254

May 25, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sonia Bednarowski

Re:	SWK Holdings Corporation
Registration Statement on Form S-3 (File No. 333-265087)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SWK Holdings Corporation (the “Company”) hereby respectfully requests that its Registration Statement on Form S-3 (File No. 333-265087) be declared effective at 4:00 p.m., Eastern Time, on May 27, 2022, or as soon thereafter as practicable.

Please contact Emily Leitch, counsel to the Company, at (713) 377-8333 with any questions regarding the foregoing and to orally confirm the effectiveness of the Registration Statement.

Very truly yours,

SWK HOLDINGS CORPORATION

By: /s/ Winston L. Black III
Name: Winston L. Black III
Title: Chairman and CEO